Exhibit 99.1


                           ELBIT MEDICAL IMAGING LTD.
                     13 Mozes Street, Tel-Aviv 67442, Israel
                              Tel: (972-3) 608-6001


      Dear Shareholder,

      You are cordially invited to attend an Extraordinary General Meeting of Shareholders of Elbit Medical Imaging Ltd. (the "Company") to be held at 11:30 a.m. (Israel time) on Thursday, March 3, 2005, at the Company's offices at 13 Mozes Street, second floor, Tel-Aviv 67442, Israel.

      The purposes of this meeting are set forth in the accompanying Notice of Meeting and Proxy Statement.

      For the reasons set forth in the accompanying Proxy Statement, the Company's board of directors recommends that you vote ''FOR'' Proposals 1 through 4, as specified on the enclosed form of proxy.

      We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed form of proxy in the envelope provided at your earliest convenience so that it will be received no later than 24 hours before the meeting.

      Thank you for your continued cooperation.


                                    Very truly yours,

                                    MORDECHAY ZISSER
                                    Executive Chairman of the Board of Directors


Tel-Aviv, Israel
February 8, 2005

                           ELBIT MEDICAL IMAGING LTD.
                     13 Mozes Street, Tel-Aviv 67442, Israel
                              Tel: (972-3) 608-6001

                     NOTICE OF EXTRAORDINARY GENERAL MEETING
                                 OF SHAREHOLDERS

To the shareholders of Elbit Medical Imaging Ltd.:

      Notice is hereby given that an Extraordinary General Meeting of Shareholders (the "Meeting") of Elbit Medical Imaging Ltd. (the "Company") will be held at the Company's offices at 13 Mozes Street, second floor, Tel-Aviv 67442, Israel, on Thursday, March 3, 2005, at 11:30 a.m. (Israel time), to consider and vote upon the following:

      1. approval of a resolution that will enable the Company to file its reports and notices with the Israel Securities Authority and the Tel Aviv Stock Exchange in accordance with the securities laws of the United States and the rules and regulations of the Nasdaq National Market, or any other recognized stock exchange on which the Company's shares will be listed for trade, all in accordance with the provisions of Chapter E3 of the Israeli Securities Law of 1968 and regulations promulgated thereunder;

      2. approval of the purchase by the Company of an insurance policy for the coverage of liability of directors and officers of the Company, including as directors or officers of the Company's subsidiaries;

      3. approval of payment of a bonus to the Company's President and director for the fiscal year ended December 31, 2003; and

      4. approval of an amendment to the employment agreement between the Company and Mr. Mordechay Zisser, the Executive Chairman of the Company's Board of Directors, who is also considered the indirect controlling shareholder of the Company.

      Finally, shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

      Only shareholders of record at the close of business on February 7, 2005 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person.

      Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting. Shareholders who hold their Shares in "street name," meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares on how to vote their Shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

      Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company's Register of Shareholders. The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

                                    By Order of the Board of Directors,

                                    MR. MORDECHAY ZISSER
                                    Executive Chairman of the Board of Directors

                                    MR. SHIMON YITZHAKI
                                    President

                                    MR. MARC LAVINE
                                    Corporate Secretary


Tel Aviv, Israel
February 8, 2005

                           ELBIT MEDICAL IMAGING LTD.
                     13 Mozes Street, Tel-Aviv 67442, Israel
                              Tel: (972-3) 608-6011

                                 PROXY STATEMENT

      This Proxy Statement is being furnished to the holders of ordinary shares, New Israeli Shekels ("NIS") 1 nominal value (the "Shares"), of Elbit Medical Imaging Ltd. (the "Company") in connection with the solicitation of proxies by the management and board of directors of the Company (the "Board of Directors") for use at an Extraordinary General Meeting of Shareholders (the "Meeting") to be held on Thursday, March 3, 2005 at 11:30 a.m. (Israel time) and at any adjournment thereof, pursuant to the accompanying Notice of Meeting.

      At the Meeting, shareholders will be asked to vote on the following proposals:

      1. approval of a resolution that will enable the Company to file its reports and notices with the Israel Securities Authority and the Tel Aviv Stock Exchange in accordance with the securities laws of the United States and the rules and regulations of the Nasdaq National Market, or any other recognized stock exchange on which the Company's share will be listed for trade, all in accordance with the provisions of Chapter E3 of the Israeli Securities Law of 1968 and regulations promulgated thereunder;

      2. approval of the purchase by the Company of an insurance policy for the coverage of liability of directors and officers of the Company, including as directors or officers of the Company's subsidiaries;

      3. approval of payment of a bonus to the Company's President and director for the fiscal year ended December 31, 2003; and

      4. approval of an amendment to the employment agreement between the Company and Mr. Mordechay Zisser, the Executive Chairman of the Company's Board of Directors, who is also considered the indirect controlling shareholder of the Company.

      Finally, shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

      The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy, excluding the votes of the controlling shareholder of the Company, is required to constitute approval of Proposal 1.

      The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of each of Proposals 2 and 3.

      The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of Proposal 4; provided, that (i) such majority vote at the Meeting shall include at least one third (1/3) of the total votes of shareholders having no personal interest in the proposal, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

      Each shareholder that attends the Meeting in person shall, prior to exercising such shareholder's voting rights at the Meeting with respect to Proposal 4, advise the Company whether or not such shareholder has a personal interest in such proposal. Each shareholder that delivers a signed proxy card to the Company should indicate on the proxy card whether or not such shareholder has a personal interest in the foregoing proposal. Shareholders who do not indicate whether or not they have a personal interest in Proposal 4 will not be eligible to vote their Shares as to such proposal.

      Under the Israeli Companies Law of 1999 (the "Companies Law"), a "personal interest" means a personal interest of a person in an act or transaction of a company, including a personal interest of such person's relative or of another entity in which such person or his or her relative are interested parties. An interest resulting merely from a person's holding of company's shares shall not be deemed a "personal interest".

      At least two shareholders, present in person or by proxy, and holding or representing, in the aggregate, at least thirty three and one third percent (33.33%) of the issued and outstanding voting Shares, will constitute a quorum, at the Meeting. If no quorum is present within a half hour after the time appointed for the holding of the Meeting, the Meeting shall stand adjourned to the same day in the following week at the same time and place, or to such other day, time and place as shall be determined by notice to shareholders. If a quorum is not present within a half hour after the appointed time at such adjourned meeting, the presence of two shareholders in person or by proxy shall constitute a quorum.

         VOTING AND REVOCATION OF PROXIES; SHARES HELD IN "STREET NAME"

      Shareholders may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage-prepaid envelope. A form of proxy for use at the Meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. If a written proxy card is signed by a shareholder and returned without instructions, the Shares represented by the proxy will be voted "FOR" all of the proposals set forth above (except for Proposal No. 4). If a shareholder instructs in a proxy to abstain from voting on a specific proposal, the Shares represented by such proxy will be deemed not to have been cast for the purpose of that particular proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal. Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if the Shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares).

      Note for shareholders in street name

      Shareholders who hold their Shares in "street name," meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares on how to vote their Shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares.

      Proxies for use at the Meeting are solicited by the management of the Company and the Board of Directors. Proxies will be mailed to shareholders and will be solicited primarily by mail. However, additional solicitations may be made by telephone, facsimile or other means of contact by certain officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

                      OUTSTANDING SHARES AND VOTING RIGHTS

      The Company had 21,554,682 Shares outstanding as of January 31, 2005(1). Only shareholders of record at the close of business on February 7, 2005 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. Each Share is entitled to one vote upon each matter to be presented at the Meeting.

                  BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth, as of January 31, 2005, the number of Shares owned by (i) all shareholders known to the Company to own 5% or more of the issued and outstanding Shares, (ii) all current officers and directors of the Company as a group, and (iii) Elscint Limited ("Elscint"), a subsidiary of the Company listed on the New York Stock Exchange:

================================================================================
       Name and Address           Number of Shares        Percent of Shares
                                                        Beneficially Owned (2)
================================================================================
Europe-Israel (M.M.S.) Ltd.
13 Mozes Street
Tel Aviv, Israel                    11,729,102 (3)               55.23%
--------------------------------------------------------------------------------
Provident Funds of Bank Leumi
32 Yehuda Halevi Street
Tel Aviv, Israel                  1,187,793.83 (4)                5.59%
--------------------------------------------------------------------------------
All officers and directors of
the Company as a group (10)         12,334,353 (5)               58.08%
persons)
--------------------------------------------------------------------------------
Elscint Limited
13 Mozes Street
Tel Aviv, Israel                       524,187 (6)                0.97%
================================================================================

-------------------------
1 Such number excludes 2,842,400 Shares held by the Company. Such number includes 318,756 Shares held by, or for the benefit of, Elscint Limited, a subsidiary of the Company, which do not have any voting rights (out of a total of 524,187 Shares held by, or for the benefit of, Elscint).

2 The number of Shares outstanding used for the calculation of percentages excludes (i) 2,842,400 Shares held by the Company and (ii) 318,756 Shares held by, or for the benefit of, Elscint (out of a total of 524,187 Shares held by or for the benefit of, Elscint).

3 Europe-Israel (M.M.S.) Ltd. is a privately held Israeli corporation by Control Centers Ltd. ("Control Centers"). Control Centers is controlled by Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors. Control Centers is engaged, through Europe-Israel's direct and indirect wholly and partially owned subsidiaries and affiliates, in the following core businesses: real estate investment, development and operation of shopping and entertainment centers, bio-technology investments, and hotel ownership and management. Control Centers also holds direct interests in property development projects in Israel.

4     According to information provided to the Company as of January 30, 2005.

5 Includes 11,729,102 Shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors, by virtue of his control of Control Centers, and hence of Europe-Israel, as described in Footnote 3 above. Mr. Zisser disclaims beneficial ownership of such Shares. Also includes 350,000 Shares underlying currently exercisable options and 255,251 Shares issued to other directors and officers of the Company pursuant to the Company's employees and officers incentive plan, which are vested as of the date of this Proxy Statement.

6 Under Israeli law, Elscint does not have any voting rights with respect to 318,756 Shares. The Company holds (through a wholly-owned subsidiary) approximately 61% of Elscint's issued and outstanding shares.

Proposal No. 1
--------------

 APPROVAL OF THE CHANGE IN THE REPORTING MODE TO THE ISRAEL SECURITIES AUTHORITY
                         AND THE TEL AVIV STOCK EXCHANGE

      Chapter E3 of the Israeli Securities Law of 1968 (the "Israeli Securities Law") provides, inter alia, that a reporting corporation (i.e. a corporation which is required to file reports under the Israeli Securities Law) whose securities are traded on certain foreign stock exchanges outside of Israel listed in the Israeli Securities Law, including the Nasdaq National Market ("Nasdaq"), may file its reports and notices with the Israel Securities Authority ("ISA") and the Tel Aviv Stock Exchange ("TASE"), in accordance with the securities laws of the United States and the rules and regulations promulgated by the foreign stock exchange applicable to such company, as described below. This resolution, if approved, will enable the Company to file its reports and notices with the ISA and the TASE according to the securities laws of the United States and the rules and regulations of the Nasdaq, applicable to the Company (or other recognized stock exchange on which the Company's shares will be listed for trade) (collectively, "U.S. Securities Laws"). As of the date hereof, the Company's Shares are registered for trade on the TASE and on Nasdaq.

      This resolution will enable the Company to prepare one set of reports and notices and follow one system of rules and regulations regarding reporting procedures. The Company will continue to comply with the rules and regulations of applicable U.S. Securities Laws. This resolution will not affect the Company's annual financial reports, which will be prepared in accordance with the Israeli Generally Accepted Accounting Principles ("Israeli GAAP") including reconciliation with U.S. Generally Accepted Accounting Principles, as currently prepared by the Company in its reports filed in the United States.

      Under Israeli regulations, if this proposal is approved, the Company will be obligated to file with the ISA and the TASE any report, notification or document that the Company is obligated to file or publish pursuant to U.S. securities laws, or that it has furnished or published to its investors holding shares listed for trade in the United States, including any other information the Company receives from holders of its shares with respect to their holdings in the Company's shares that is published or required to be published under U.S. Securities Laws to the investors holding shares listed for trade in the United States. Such reports may be filed with the ISA and the TASE in the English language.

      In addition, such regulations further provide that periodic reports filed or published by the Company in the United States will be filed with the ISA and the TASE on the date set for their filing or publication under U.S. securities laws, while current reports published by the Company in the United States will be filed with the ISA and TASE on the dates set by Israeli regulations.

      The Company has informed certain Israeli institutional investors that it will continue to publish annual and interim (quarterly) financial reports in accordance with Israeli GAAP, on the dates such reports were published in the past in Israel, except for the annual financial reports for 2004, which will be published no later than April 30, 2005. Such financial reports will be unofficially translated, at the request of such institutional investors, into Hebrew.

      It is proposed that the following resolution be adopted at the Meeting:

--------------------------------------------------------------------------------
      "RESOLVED, that the Company's authorization to file its reports and notices with the Israel Securities Authority and the Tel Aviv Stock Exchange according to the securities laws of the United States and the rules and regulations of the Nasdaq National Market or any other recognized stock exchange on which the Company's shares are listed for trade, all in accordance with Chapter E3 of the Israeli Securities Law of 1968 and regulations promulgated thereunder, as presented to the shareholders, be and the same hereby is approved."
--------------------------------------------------------------------------------

The Board of Directors recommends a vote FOR approval of this proposed resolution.


Proposal No. 2
--------------

 APPROVAL OF THE PURCHASE BY THE COMPANY OF AN INSURANCE POLICY FOR THE COVERAGE
        OF LIABILITY OF DIRECTORS AND OFFICERS OF THE COMPANY, INCLUDING
             AS DIRECTORS OR OFFICERS OF THE COMPANY'S SUBSIDIARIES

      Following the approval by the Audit Committee and Board of Directors, it is proposed that the purchase of a policy for the coverage of the liability of directors and officers of the Company, including as directors or officers of the Company's subsidiaries, for a one-year period beginning on October 31, 2004 and ending on October 31, 2005, be approved. Such policy would cover a total liability of $40 million per occurrence and during the duration of the policy, which represents the overall directors and officers liability policy covering the directors and officers of Europe-Israel (the parent company of the Company) and companies controlled by it. The premium paid by the Company with respect to this insurance policy was approximately $196,000, representing its share of the total premium of $589,000 paid for the overall policy for Europe-Israel and the companies controlled by it. The coverage of such policy also includes acts and/or omissions performed by previous directors and officers of the Company for a one-year period beginning on October 31, 2004 and ending on October 31, 2005 without any retroactive limitation and subject to the terms of the policy.

      It is proposed that the following resolution be adopted at the Meeting:

--------------------------------------------------------------------------------
      "RESOLVED, that the Company's purchase of an insurance policy covering insurance of directors' and officers' liability, including as directors or officers of the Company's subsidiaries, and the terms of such policy, as presented to the shareholders, be, and same hereby is, approved."
--------------------------------------------------------------------------------

The Board of Directors recommends a vote FOR approval of this proposed resolution.


Proposal No. 3
--------------

     APPROVAL OF PAYMENT OF A BONUS TO THE COMPANY'S PRESIDENT AND DIRECTOR
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

      Following the approval by the Audit Committee and Board of Directors, it is proposed that a bonus of $100,000 for the fiscal year ended on December 31, 2003 be paid to Mr. Shimon Yitzhaki, the Company's President and a director, in light of his significant contribution to the Company. Mr. Yitzhaki does not have any right pursuant to any agreement with the Company to receive such annual bonus.

      It is proposed that the following resolution be adopted at the Meeting:

--------------------------------------------------------------------------------
      "RESOLVED, that the bonus of the Company's President and director for the fiscal year ended December 31, 2003, as presented to the shareholders, be, and the same hereby is, approved."
--------------------------------------------------------------------------------

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 4
--------------

  APPROVAL OF AN AMENDMENT TO THE EMPLOYMENT AGREEMENT ENTERED INTO BETWEEN THE COMPANY AND MR. MORDECHAY ZISSER, THE EXECUTIVE CHAIRMAN OF THE COMPANY'S BOARD
  OF DIRECTORS, WHO IS ALSO CONSIDERED THE INDIRECT CONTROLLING SHAREHOLDER OF
                                   THE COMPANY

      On December 25, 2002, the Company's shareholders approved, by a special majority, an employment agreement entered into between the Company and Mr. Mordechay Zisser, the Company's Executive Chairman of the Board of Directors, who is also considered the indirect controlling shareholder of the Company (the "Agreement"). The Agreement sets forth Mr. Zisser's obligation to grant executive chairman services, and the Company's payment to Mr. Zisser of a monthly salary and provision of customary social benefits and other benefits. For further details regarding the Agreement, see the Company's proxy statement and press release regarding the results of the shareholders' meeting which were furnished to the SEC on EDGAR on November 25, 2002 and December 30, 2002, respectively. As of the date hereof, the aggregate monthly cost of Mr. Zisser's employment by the Company is approximately NIS 150,000 (approximately US $657,500(7)).

      Following the approval by the Audit Committee and Board of Directors on January 28, 2005, it is proposed that an amendment to the Agreement with respect to the base salary be approved, pursuant to which the aggregate monthly cost of Mr. Zisser's employment will be increased to NIS 220,000 (approximately US $964,300) plus reimbursement of Mr. Zisser's expenses incurred in connection with his office as detailed in the Agreement (the "Amendment"), be approved. The Amendment will take effect retroactively as of January 1, 2005. Except as expressly amended by the Amendment, the remaining terms of the Agreement will remain in effect, mutatis mutandis.

      Reasoning of the Company's audit committee and board of directors for the approval of the amendment

      In their approval of the proposed Amendment, the Audit Committee and Board of Directors stated that Mr. Zisser greatly contributes to the Company's activities and the development of its business, especially in the commercial and entertainment centers division of Plaza Centers (Europe) BV, a subsidiary of the Company, and in Insightec - Image Guided Treatment Ltd. (a subsidiary of the Company), in which Mr. Zisser is a partner to their policy making and strategic planning. Based on Mr. Zisser's scope of activities and service as Executive Chairman of the Board of Directors, taking into account the volume of the Company's business and in comparison to companies of similar volume of business, entering into the Amendment would be appropriate for and in favor of the Company.


      It is proposed that the following resolution be adopted at the Meeting:

--------------------------------------------------------------------------------
      "RESOLVED, that the amendment to the employment agreement between the Company and Mr. Mordechay Zisser, the Executive Chairman of the Company's Board of Directors, who is also considered the indirect controlling shareholder of the Company, as presented to the shareholders, be, and the same hereby is, approved."
--------------------------------------------------------------------------------

The Board of Directors recommends a vote FOR approval of this proposed resolution.



-------------------------
7 All the amounts in US dollars in Proposal No. 4 below are translated pursuant to the representative rate of exchange of the US dollar against the NIS as of January 31, 2005, as published by the Bank of Israel.

                                 OTHER BUSINESS

      The Board of Directors knows of no other matter to come before the Meeting. However, if any matters requiring a vote of the shareholders arise, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their best judgment, including any matters or motions dealing with the conduct of the Meeting.

      The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at the Company not later than 24 hours before the Meeting.

                                   By Order of the Board of Directors,

                                   MR. MORDECHAY ZISSER
                                   Executive Chairman of the Board of Directors

                                   MR. SHIMON YITZHAKI
                                   President